Exhibit 21.1

ROSETTA STONE INC. SUBSIDIARIES
As of March 3, 2014

Entity	Jurisdiction of Incorporation
Rosetta Stone Holdings Inc.	Delaware
Rosetta Stone Brazil Holding, LLC	Delaware
Rosetta Stone Ltd. (Formerly Fairfield & Sons Ltd., d/b/a Fairfield Language Technologies)	Virginia
Rosetta Stone International Inc.	Delaware
Rosetta Stone (UK) Limited (Formerly Fairfield & Sons Limited)	England and Wales
Rosetta Stone Japan Inc. (Formerly Rosetta World K.K.)	Japan
Rosetta Stone GmbH	Germany
Rosetta Stone Korea Ltd.	Republic of Korea
Rosetta Stone Canada Inc.	Canada
Rosetta Stone Hong Kong Limited	Hong Kong
Rosetta Stone Ensino de Linguas Ltda.	Brazil
Rosetta Stone France SAS	France
Livemocha LLC	Delaware
Lexia Learning Systems LLC	Delaware
Tell Me More SA	France
Auralog Studios SARL	France
Auralog Inc.	Delaware
Tell Me More GmbH	Germany
Auralog SL	Spain
Auralog SA de CV	Mexico
Auralog Software Development (Beijing) Company Ltd.	China